

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via e-mail:
Mr. Thomas W. Casey
Executive Vice President and Chief Financial Officer
CC Media Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

  Re: CC Media Holdings, Inc.
     Form 10-K for the Year Ended December 31, 2012
     Filed February 19, 2013
     File No. 0-53354

Dear Mr. Casey:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources, page 46

1. Since your foreign operations are significant, please address the following in future filings:

  • Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end;

- Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and
- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent is to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

2. We note that your debt is approximately 127% of total assets. We also note that you indicate that you were in compliance with your debt covenant limiting the ratio of consolidated secured debt, net of cash and cash equivalents, to consolidated EBITDA for your Senior Secured Credit Facility. However, it is not clear if you were in compliance with your debt covenants for your other debentures. Given the significance of your total debt, please confirm to us whether you were in compliance with all your material debt covenants for the periods presented.

Certain Covenants and Events of Default, page 52

3. Please reconcile consolidated EBITDA as defined in your debt agreements to the most comparable GAAP liquidity measure, cash flows from operating activities.

Note 7 – Commitments and Contingencies, page 100

4. With regard to your Los Angeles Litigation, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director